UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 9, 2011

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

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TGS Reports First Quarter 2011 Results

FOR IMMEDIATE RELEASE: Monday, May 9, 2011

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) announced today a net income of Ps. 81.3 million, or Ps. 0.102 per share (Ps. 0.512 per ADS), for the three-month period ended March 31, 2011, compared to a net income of Ps. 75.4 million, or Ps. 0.095 per share (Ps. 0.475 per ADS), in the same period in 2010.

The increase in net income was driven by the higher reference international prices of natural gas liquids, which mainly contributed to the Ps. 54.2 million growth in operating income generated by the Natural Gas Liquids (“Liquids”) Production and Commercialization business segment. This effect was partially offset by factors including lower natural gas transportation revenues and higher operating costs.

First Quarter 2011 vs. First Quarter 2010

In the three-month period ended March 31, 2011, TGS posted total net revenues of Ps. 531.5 million, up from Ps. 486.4 million recorded in the first quarter of 2010.

Natural gas transportation revenue amounted to Ps. 134.6 million for the first quarter of March 31, 2011, compared to Ps. 161.1 million earned in the same year-ago quarter. The reduction of Ps. 26.5 million is mainly due to the accounting in the 2010’s first quarter of Ps. 23.3 million in revenues associated with the 20% tariff increase which resulted from a transitional agreement signed between TGS and the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) in October 2008, and ratified in December 2009 by the Argentine Government through Decree No. 1,918/2009. On December 16, 2010, the Board of Directors of the Company decided to discontinue the recognition of this revenue, as a result of the fact that “ENARGAS” (the National Gas Regulatory Body) has yet not authorized the billing of the tariff increase, along with the fact, that ENARGAS and the Ministry of Federal Planning, Public Investment and Services, respectively, filed an appeal against the verdict issued by the Judge, who upheld the acción de amparo (a summary proceeding to guarantee constitutional rights) filed by TGS.

The natural gas transportation segment represented approximately 25% and 33% of the Company’s total revenue for the first quarters of 2011 and 2010, respectively. Natural gas transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity. In addition, TGS renders operation and maintenance services of the gas transportation assets, which belong to the gas trusts created by the Argentine government to expand the transportation capacity of the pipeline system. This segment is also subject to ENARGAS regulation

.

The Production and Commercialization of Liquids segment revenue increased to Ps. 377.3 million in the three-month period ended March 31, 2011, up 26.5% from Ps. 298.3 million in the same 2010 period. This increase is mainly due to higher international reference prices for propane, butane and natural gasoline in the first quarter of 2011.

Liquids production and commercialization revenue accounted for approximately 71% and 61% of the total revenue for the first quarters of 2011 and 2010, respectively. Liquids production and commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca,  where all  of TGS’s main pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The commercialization of liquids is carried out for both the Company’s own account and on behalf of its clients.

In the first quarter of 2011, Other Services revenues amounted to Ps. 19.6 million, a 27.4% decrease compared to the same period of 2010. The decrease is mainly explained by the lower revenues generated by management construction services (rendered in connection with pipeline expansion works), and, telecommunication services.

The Other Services segment mainly  consists of midstream and telecommunication activities. As a percentage of the Company’s total revenue, it accounted for approximately 4% and 6% for the three-month periods ended March 31, 2011 and 2010, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at the wellhead, typically for gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the first quarter of 2011 increased to Ps. 345.3 million from Ps. 304.7 million in the first quarter of 2010, mainly due to a Ps. 27.4 million increase in export taxes, and higher labor cost of  Ps. 13.1 million.

Other expenses, net decreased by Ps. 2.1 million, mainly due to lower contingency accruals.

Net financial expense experienced a slight decrease to Ps. 43.9 million in 2011’s first quarter, from Ps. 45.3 million reported in the same quarter of 2010.

Liquidity and Capital Resources

Cash flow from operating activities for the three-month period ended March 31, 2011 amounted to Ps. 120.3 million, which was 15.8% below than the same cash flow generated in same period of 2010’s. This is mainly due to the higher income tax paid of Ps. 64.0 million in the three-month period ended March 31, 2011. For detailed information about the Company’s cash flow please refer to Exhibit IV.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 2.8 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Argentina S.A. and a subsidiary, 40% by a trust whose fiduciary is ABN AMRO BANK N.V. Sucursal Argentina, and 10% by Enron Pipeline Company Argentina S.A. (which was acquired by Pampa Energía S.A. on April 8, 2011 after obtaining the corresponding governmental approvals).

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Transportadora de Gas del Sur S.A.

Financial and Operating Data for the three-month periods ended March 31, 2011 and 2010

(In millions of Argentine pesos, except for per share and per ADS information in pesos or where otherwise indicated)

Consolidated Statements of Income	1st. Quarter	
	2011	2010
Net Revenues	**531.5**	**486.4**
Natural Gas Transportation	134.6	161.1
Liquids Production and Commercialization	377.3	298.3
Other Services	19.6	27.0
Operating Costs	**(239.3)**	**(234.1)**
Operation and maintenance	(186.2)	(183.0)
Depreciation and amortization expenses	(53.1)	(51.1)
Gross Operating Profit	**292.2**	**252.3**
Administrative and Selling Expenses	(106.0)	(70.6)
Operating Income	**186.2**	**181.7**
Other Expense, net	(6.7)	(8.8)
Gain on Related Companies	1.1	0.6
Net Financial Expense	(43.9)	(45.3)
Net income before Income Tax	**136.7**	**128.2**
Income Tax	(55.4)	(52.8)
Net income	**81.3**	**75.4**
Earnings per share	0.102	0.095
Earnings per ADS	0.512	0.475

Operating Data

	2011	2010
Transmission Volumes (million of cf/d)		
Average firm contracted capacity	2,825.2	2,793.4
Average deliveries	2,087.1	2,002.3
Processing sales (thousand of short tons)		
Ethane	113.3	111.3
Propane and Butane	145.8	152.9
Natural Gasoline	31.9	33.3

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the three-month periods ended

March 31, 2011 and 2010

(In millions of Argentine pesos)

Three-month period ended March 31, 2011	Gas Transportation	Liquids Production and Commercialization	Other Services	Corporate	Total
Net revenues	134.6	377.3	19.6	-	531.5
Operating income (loss)	40.1	168.0	1.5	(23.4)	186.2
Depreciation of PP&E	40.1	10.3	2.8	1.0	54.2
Additions to PP&E	15.6	7.3	12.8	1.6	37.3
Identifiable assets	3,691.2	546.7	249.6	1,221.8	5,709.3
Identifiable liabilities	367.6	152.7	13.0	1,801.7	2,335.0

Three-month period ended March 31, 2010
Net revenues	161.1	298.3	27.0	-	486.4
Operating income (loss)	73.5	113.8	9.3	(14.9)	181.7
Depreciation of PP&E	38.8	9.2	3.1	1.3	52.4
Additions to PP&E	4.6	2.3	1.9	4.1	12.9
Year ended December 31, 2010
Identifiable assets	3,707.7	497.9	250.5	1,155.2	5,611.3
Identifiable liabilities	387.9	160.5	18.7	1,751.2	2,318.3

Breakdown of Net Financial Expense for the three-month periods ended

March 31, 2011 and 2010

 (In millions of Argentine pesos)

	2011	2010
Generated by Assets
Interest	4.4	1.9
Foreign exchange gain	23.1	21.7
Subtotal	27.5	23.6
Generated by Liabilities
Interest expense	(37.1)	(36.8)
Foreign exchange loss	(28.9)	(30.7)
Others	(5.4)	(1.4)
Subtotal	(71.4)	(68.9)
Total	(43.9)	(45.3)

Exhibit III

Transportadora de Gas del Sur S.A.
Consolidated Balance Sheets as of March 31, 2011 and December 31, 2010
(In millions of Argentine pesos)

	03/31/2011	12/31/2010
Current assets		
Cash and deposits in banks	505.7	470.1
Investments, net	650.4	619.4
Trade receivables, net	348.3	317.0
Other receivables	64.3	52.3
Inventories	21.4	12.9
Total current assets	**1,590.1**	**1,471.7**
Non current assets		
Trade receivables	9.4	9.0
Other receivables	65.4	64.9
Investments, net	3.2	2.0
Property, plant and equipment, net	4,037.0	4,059.2
Intangible assets, net	4.2	4.5
Total non current assets	**4,119.2**	**4,139.6**
Total assets	**5,709.3**	**5,611.3**
Current liabilities		
Accounts payable	272.6	293.8
Loans	44.8	14.6
Payroll and social security taxes payable	24.5	37.5
Taxes payable	77.5	97.3
Advances from customers	18.2	18.0
Other liabilities	6.2	6.0
Provisions for contingencies	112.8	106.9
Total current liabilities	**556.6**	**574.1**
Non current liabilities		
Loans	1,516.3	1,487.1
Taxes payable	38.7	29.9
Advances from customers	223.4	227.2
Total non current liabilities	**1,778.4**	**1,744.2**
Total liabilities	**2,335.0**	**2,318.3**
Shareholders' equity	**3,374.3**	**3,293.0**
Total liabilities and shareholders' equity	**5,709.3**	**5,611.3**

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the three-month periods ended March 31, 2011 and 2010

(In millions of Argentine pesos)

	2011	2010
Cash flows provided by operating activities		
Net income for the period	81.3	75.4
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	54.2	52.4
Amortization of intangible assets	0.3	0.3
Consumption of materials	5.4	0.8
Increase in allowances and provisions	8.2	6.8
Write off of intangible assets retired	0.0	0.1
(Gain) /loss on related companies	(1.1)	(0.6)
Interest expense accrual	37.1	36.8
Result of debt prepayment	0.0	(3.5)
Interest expense paid	0.0	(0.9)
Income tax accrued	55.4	52.8
Income tax and asset tax paid	(68.4)	(4.4)
Foreign exchange loss	25.8	32.1
Changes in assets and liabilities:		
Trade receivables	(33.8)	(63.8)
Other receivables	(12.5)	(3.0)
Inventories	(8.5)	(3.4)
Accounts payable	(1.3)	1.5
Payroll and social security taxes	(13.1)	(13.8)
Taxes payable	2.0	(18.2)
Advances from customers	(10.5)	(4.8)
Other liabilities	0.1	0.3
Provisions for contingencies	(0.3)	0.0
Cash flows provided by operating activities	**120.3**	**142.9**
Cash flows used in investing activities		
Additions to property, plant and equipment	(53.7)	(26.6)
Cash flows used in investing activities	**(53.7)**	**(26.6)**
Cash flows used in financing activities		
Payment of loans	-	(40.5)
Cash flows used in financing activities	**-**	**(40.5)**
Net increase in cash and cash equivalents	**66.6**	**75.8**
Cash and cash equivalents at the beginning of the year	**1,089.5**	**1,025.1**
Cash and cash equivalents at the end of the period	**1,156.1**	**1,100.9**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: May 9, 2011